Exhibit 99.1

Tuniu Announces Plan to Implement ADS Ratio Change and Declares Cash Dividend

NANJING, China, March 20, 2026 - Tuniu Corporation (NASDAQ: TOUR) ("Tuniu" or the "Company"), a leading online leisure travel company in China, today announced that it plans to change the ratio of its American depositary shares ("ADSs") to its Class A ordinary shares (the "ADS Ratio Change"), from the current ratio of one (1) ADS representing three (3) Class A ordinary shares to a new ratio of one (1) ADS representing thirty (30) Class A ordinary shares.

For the Company’s ADS holders, the ADS Ratio Change will have the same effect as a one-for-ten reverse ADS split. A post-effective amendment to the ADS Registration Statement on Form F-6 will be filed with the U.S. Securities and Exchange Commission to reflect the ADS Ratio Change. The Company anticipates that the ADS Ratio Change will be effective on or about April 22, 2026, U.S. Eastern Time (the “Effective Date”), subject to the effectiveness of the post-effective amendment to the ADS Registration Statement on Form F-6 on or before that date.

Upon the Effective Date, ADS holders will be required to surrender and exchange every ten (10) existing ADSs then held for one (1) new ADS. JPMorgan Chase Bank, N.A., as the depositary bank for the Company’s ADS program, will arrange for the exchange. The Company’s ADSs will continue to be traded on Nasdaq under the ticker symbol “TOUR”.

No fractional new ADSs will be issued in connection with the change in the ADS Ratio. Instead, fractional entitlements to new ADSs will be aggregated and sold by the depositary bank and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes and expenses) will be distributed to the applicable ADS holders by the depositary bank. The ADS Ratio Change will have no impact on the Company’s underlying Class A ordinary shares, and no Class A ordinary shares will be issued or cancelled in connection with the ADS Ratio Change.

As a result of the ADS Ratio Change, the trading price of the Company’s ADSs is expected to increase proportionately upon the effectiveness of the ADS Ratio Change, although the Company can give no assurance that the ADS trading price after the ADS Ratio Change will be equal to or greater than ten times the ADS trading price before the change.

Declaration of Cash Dividend

Pursuant to the three-year shareholder return plan authorized by the Company’s board of directors in March 2026, the board of directors has approved and declared a cash dividend totaling approximately US$13 million. The cash dividend will be payable in U.S. dollars to holders of ordinary shares and of ADSs of record as of the close of business on May 4, 2026, U.S. Eastern Time. The dividend to holders of ordinary shares will be US$0.0399 per ordinary share, and expected to be paid on or about May 14, 2026. In light of the ADS Ratio Change, the dividend amount on a per ADS basis will be disclosed separately after the Effective Date. Dividends to holders of ADSs are expected to be paid on or about May 20, 2026 through the depositary bank, subject to the terms of the deposit agreement.

About Tuniu

Tuniu (Nasdaq: TOUR) is a leading online leisure travel company in China that offers integrated travel service with a large selection of packaged tours, including organized and self-guided tours, as well as travel-related services for leisure travelers through its website tuniu.com and mobile platform. Tuniu provides one-stop leisure travel solutions and a compelling customer experience through its online platform and offline service network, including a dedicated team of professional customer service representatives, 24/7 call centers, extensive networks of offline retail stores and self-operated local tour operators. For more information, please visit http://ir.tuniu.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Tuniu may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Tuniu's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but are not limited to the following: Tuniu's goals and strategies; the growth of the online leisure travel market in China; the demand for Tuniu’s products and services; its relationships with customers and travel suppliers; Tuniu’s ability to offer competitive travel products and services; Tuniu’s future business development, results of operations and financial condition; competition in the online travel industry in China; government policies and regulations relating to Tuniu’s structure, business and industry; the impact of health epidemics on Tuniu’s business operations, the travel industry and the economy of China and elsewhere generally; and the general economic and business condition in China and elsewhere. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tuniu does not undertake any obligation to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

China

Mary Chen

Investor Relations Director

Tuniu Corporation

Phone: +86-25-6960-9988

E-mail: ir@tuniu.com